Exhibit 11
CenturyTel, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(Dollars, except per share amounts, and shares in thousands)

Income (Numerator):
Net income	$76,483	91,411	298,276	256,145
Dividends applicable to preferred stock	(93)	(99)	(287)	(298)

Net income applicable to common stock	76,390	91,312	297,989	255,847
Interest on convertible debentures, net of tax	1,207	1,207	3,621	3,621
Dividends applicable to preferred stock	93	99	287	298

Net income as adjusted for purposes of computing diluted earnings per share	$77,690	92,618	301,897	259,766

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	115,952	130,433	118,366	131,054
Nonvested restricted stock	(731)	(283)	(681)	(177)

Number of shares for computing basic earnings per share	115,221	130,150	117,685	130,877

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	4,486	4,509	4,497	4,512
Shares issuable upon settlement of accelerated share repurchase agreements	-	825	486	344
Shares issuable under incentive compensation and employee benefit plans	741	432	680	410

Number of shares as adjusted for purposes of computing diluted earnings per share	120,448	135,916	123,348	136,143

Basic earnings per share	$.66	.70	2.53	1.95

Diluted earnings per share	$.65	.68	2.45	1.91